HOBBYDB CORP.

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
HobbyDB Corp.
Boulder, CO

We have reviewed the accompanying financial statements of HobbyDB Corp. (a corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 7, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

HOBBYDB CORP.
BALANCE SHEET
DECEMBER 31, 2021 AND 2020
_____

		2021		**2020**
ASSETS				
CURRENT ASSETS				
Cash	$	112,406	$	106,993
Accounts Receivable		57,791		29,533
Inventory		-		170
Notes Receivable		-		22,801
TOTAL CURRENT ASSETS		170,197		159,497
NON-CURRENT ASSETS				
Intangible Assets		243,900		243,900
Accumulated Amortization		(72,693)		(56,552)
TOTAL NON-CURRENT ASSETS		171,207		187,348
TOTAL ASSETS	$	341,404	$	346,845

HOBBYDB CORP.
BALANCE SHEET
DECEMBER 31, 2021 AND 2020

_____

LIABILITIES AND SHAREHOLDERS' EQUITY	2021	2020
CURRENT LIABILITIES		
Accounts Payable	76,848	11,118
Current Portions of Debt	41,940	41,940
Taxes Payable	4,675	6,069
Due to Sellers	-	52,701
TOTAL CURRENT LIABILITIES	123,463	111,828
NON-CURRENT LIABILITIES		
Deferred Salaries	57,666	20,082
Notes Payable	22,503	66,963
Loan Costs	(6,524)	(16,138)
PPP Loan	-	9,472
TOTAL LIABILITIES	197,108	192,207
SHAREHOLDERS' EQUITY		
Preferred Stock (15,000,000 shares authorized; 10,380,384 issued and outstanding; $.001 par value)	10,380	10,285
Common Stock (23,000,000 shares authorized; 5,681,289 issued and outstanding; $.001 par value)	5,681	5,681
Additional Paid in Capital	5,045,296	4,892,742
Retained Deficit	(4,917,061)	(4,754,068)
TOTAL SHAREHOLDERS' EQUITY	144,296	154,640
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 341,404	$ 346,845

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

2

HOBBYDB CORP.
BALANCE SHEET
DECEMBER 31, 2021 AND 2020

_____

	2021	2020
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	76,848	11,118
Current Portions of Debt	41,940	41,940
Taxes Payable	4,675	6,069
Due to Sellers	-	52,701
TOTAL CURRENT LIABILITIES	123,463	111,828
NON-CURRENT LIABILITIES		
Deferred Salaries	57,666	20,082
Notes Payable	22,503	66,963
Loan Costs	(6,524)	(16,138)
PPP Loan	-	9,472
TOTAL LIABILITIES	197,108	192,207
SHAREHOLDERS' EQUITY		
Preferred Stock (15,000,000 shares authorized; 10,380,384 issued and outstanding; $.001 par value)	10,380	10,285
Common Stock (23,000,000 shares authorized; 5,681,289 issued and outstanding; $.001 par value)	5,681	5,681
Additional Paid in Capital	5,045,296	4,892,742
Retained Deficit	(4,917,061)	(4,754,068)
TOTAL SHAREHOLDERS' EQUITY	144,296	154,640
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 341,404	$ 346,845

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

2

HOBBYDB CORP.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021	2020
Operating Income		
Service Sales	170,579	140,579
Advertising Income	113,783	92,234
Transaction Fees	82,106	130,831
Affiliate Income	47,569	54,370
Product Sales	4,117	12,138
Cost of Goods Sold	(65,436)	(101,843)
Gross Profit	352,718	328,309
Operating Expense		
Salaries & Wages	251,179	508,302
Research & Development	170,293	72,686
General & Administrative	55,989	39,413
Selling & Marketing	18,880	27,617
Amortization	16,141	16,141
Legal & Professional	8,960	31,557
Stock Compensation Expense	-	18,980
Rent	-	42,498
	521,442	757,194
Net Loss from Operations	(168,724)	(428,885)
Other Income (Expense)		
Forgiven Loans	8,876	139,143
Rent Income	-	25,793
Gain on Sale of Assets	-	8,287
State and Local Tax	(499)	(470)
Interest Expense	(2,649)	(29,498)
Net Loss	$ (162,993)	$ (285,630)
Net Loss Per Share:		
Weighted average common shares outstanding- basic	5,681,289	5,681,289
Net loss per share	$ (0.03)	$ (0.05)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these
financial statements. (Unaudited)

3

HOBBYDB CORP.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (162,993)	$ (285,630)
Change in Accounts Payable	65,730	(29,135)
Change in Deferred Salaries	37,584	19,767
Change in Notes Receivable	22,801	5,715
Amortization	16,141	16,141
Change in Inventory	170	2,455
Non Monetary Expense	-	6,000
Change in Current Portion of Debt	-	(9,580)
Change in Security Deposits	-	6,100
Change to Due to Debtor	-	(1,039)
Change in Deposits from Tenants	-	(5,996)
Change in Salaries Payable	-	(21,897)
Change in Tax Payable	(1,394)	3,959
Change in Accounts Receivable	(28,258)	(4,254)
Change in Due to Sellers	(52,701)	22,646
Net Cash Flows From Operating Activities	(102,920)	(274,747)
Cash Flows From Financing Activities		
Issuance of Additional Paid In Capital	152,649	383,001
Capitalization of Accrued Interest	-	315
Issuance/(Extinguishment) of PPP Loan	(9,472)	9,472
Repayment of Borrowings	(34,846)	(114,113)
Net Cash Flows From Financing Activities	108,331	278,675
Cash at Beginning of Period	106,993	103,068
Net Increase In Cash	5,411	3,928
Cash at End of Period	$ 112,406	$ 106,993
Supplemental Disclosures		
Interest Paid in Cash	2,649	29,183
Preferred Stock issued in exchange for Data	-	6,000

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

HOBBYDB CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

_____

| | Common Stock | | Preferred Stock | | Additional Paid in Capital | Retained Deficit | Total Shareholders' Equity |
	Number	Amount	Number	Amount			
Balance at December 31, 2019	5,681,289	$ 5,681	9,873,440	$ 9,873	$ 4,504,153	$ (4,468,438)	$ 51,270
Issuance of Stock			411,128	411	388,589		389,000
Net Loss						(285,630)	(285,630)
Balance at December 31, 2020	5,681,289	$ 5,681	10,284,568	$ 10,285	$ 4,892,742	$ (4,754,068)	$ 154,640
Issuance of Stock			95,816	95	152,554		152,649
Net Loss						(162,993)	(162,993)
Balance at December 31, 2021	5,681,289	$ 5,681	10,380,384	$ 10,380	$ 5,045,296	$ (4,917,061)	$ 144,296

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these
financial statements. (Unaudited)

5

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

HobbyDB Corp. ("the Company") is a corporation organized under the laws of Delaware. The Company is a digital platform that allow patrons to buy and sell collector's items.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2021 of $162,993, and 2020 of $285,630.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 7, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made.

Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue streams have been derived from (1) service sales amounting to $170,579 in 2021 and $140,579 in 2020 (2) affiliate income amounting to $47,569 in 2021 and $54,370 in 2020 (3) advertising income amounting to $113,783 in 2021 and $92,234 (4) transaction fees amounting to $82,106 in 2021 and $130,831 in 2020 (5) product sales amounting to $4,117 in 2021 and $12,138 in 2020.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Leases

The Company occupied office space under a non-cancellable operating lease. The lease expired in June 2020 and was not renewed.

The Company subleased a portion of these premises during 2020. Total rental income amounted to $25,793 in 2020.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of intellectual property.

Intangible assets include various websites and a number of social media accounts purchased from third parties. These assets are amortized on a straight-line basis over management's estimate of each asset's useful life.

The Company owns the rights for certain intellectual property contributed by Christian Braun and Christopher Caruk that has been recognized on the balance sheet. The intellectual property laid the foundation of the Company's technology, which the Company has built on since 2013. Christian Braun is a member of the Company's management team and Christopher Caruk is a shareholder of the Company.

Notes Receivable

In 2015, the Company loaned $34,000 to a third party that uses the Company's platform. The loan bears no interest, and the debtor will make monthly payments in the amount of 10%-30% of monthly sales until the loan in paid in full. As of 2021, the note receivable has been paid in full.

Inventory

The Company values inventory at the lower of historic cost or market value.

Deferred Salaries

In 2021 and 2020, the Company negotiated temporary reduced salaries with its employees. The Company has promised to repay the employees with a 6% interest when the Company has sufficient cash flows.

Research & Development

The Company records research & development expenses in the year incurred.

Advertising

The Company records advertising expenses in the year incurred.

Nonmonetary Transactions

During 2020, the Company exchanged 10,000 preferred shares in exchange for data. The transaction was valued at $6,000.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2021 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2021 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted.

NOTE D- DEBT

In 2019, the Company issued a promissory note in exchange for $157,600 from PayPal ("the Note"). PayPal will retain 15% of cash received in the Company's PayPal account until the Note is paid in full. A minimum of $7,880 is due every ninety days. Loan costs associated with the Note amount to $15,100, resulting in total cash proceeds of $142,500 which has been reflected as a contra-liability and will be amortized over the life of the Note on a pro-rata basis. Future minimum payments amount to:

        2022: $31,520
        2023: $11,079

In 2020, the Company issued a promissory note in exchange for $52,109 ("the Note"). PayPal will retain 30% of cash received in the Company's PayPal account until the Note is paid in full. A minimum of $2,605 is due every ninety days. Loan costs associated with the Note amount to $10,109 resulting in total cash proceeds of $42,000 which has been reflected as a contra-liability and will be amortized over the life of the Note on a pro-rata basis. Future minimum payments amount to:

        2022: $10,420
        2023: $10,420
        2024: $ 4,064

As of 2022, the loan has been fully repaid.

The PayPal Notes are collateralized by the Company's PayPal account, general and payment intangibles, all cash and cash equivalents or other assets the Company possesses or may come to possess, and all of the proceeds and products, whether tangible or intangible of any of the foregoing.

In 2020, the Company received loan proceeds in the amount of $127,130 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act

("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan is forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. As of December 31, 2021, the loan has been fully forgiven.

In 2020, the Company received an Economic Injury Disaster Loan ("EIDL") in the amount of $20,314. The loan was fully forgiven during the year.

The Company recognized a total of $20,219 and $139,143 in forgiven loans during 2021 and 2020, respectively.

NOTE E- EQUITY

The Company's articles of incorporation authorize the Company to issue 23,000,000 $.001 par value common shares and 15,000,000 $.001 par value preferred shares.

The Company currently has two classes of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: Preferred shareholders have included dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights. Preferred Stock are convertible into Common Stock at the holder's election.

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Preferred Stock   10,380,384
Common Stock   5,681,289

In 2021, the Company issued 95,816 preferred shares for total cash proceeds of $152,649.

Subsequent to the period, the Company issued approximately 101,507 preferred shares in exchange for cash proceeds of approximately $84,860.

NOTE F- EQUITY BASED COMPENSATION

In 2014, the Board of Directors adopted the 2014 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of various equity awards to employees, officers and consultants. Up to 555,556 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of December 31, 2021, 160,510 shares remain issuable under the Plan.

In 2014, the Company issued 56,117 common share warrants. These warrants have an exercise price of $.10. No warrants have been exercised.

During 2021 and 2020, the Company had 395,046 and 451,546 outstanding stock options. The granted options had an exercise price of between $.02 and $.45, will expire between one and ten years, and vest over a four-year period.

The Company measures the value of these options and warrants at their intrinsic value. The value of the stock did not exceed the exercise price upon these grants.

A summary of the Company's stock options activity and related information is as follows:

		Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
12/31/2019	Outstanding at December 31, 2019	322,046	$ 0.08	7.71
	Granted	165,170	0.04	10.0
	Exercised			
	Expired/Cancelled	(35,670)	-	-
12/31/2020	Outstanding at December 31, 2020	451,546	0.08	7.71
	Granted			
	Exercised	-	-	-
	Expired/Cancelled	(56,500)	-	-
12/31/2021	Outstanding at December 31, 2021	395,046	0.08	4.40

The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2021
Expected life (years)	5.0
Risk-free interest rate	0.59%
Expected volatility	71%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is based on a weighted average consideration of the Company's most likely exit prospects.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company faces concentration risks associated with customers. This stems from Funko, Inc. being a major customer.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 7, 2022, the date that the financial statements were available to be issued.